Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel. +91 22 3038 6286
Fax. +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82 – 35005

12th July, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a Letter dated 11th July, 2007 in the matter of Secretarial Audit Report for the quarter ended 30th June, 2007, as per requirement of the Listing Agreement of the Stock Exchanges in India.

Copy of the same is enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Your Faithfully
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

Copy to:
Yusuf Safdari
Greenberg Traurig LLP
1900 University Auenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE Communications
Anil Dhirubhai Ambani Group

Exemption File No. 82-35005

Reliance Communications Limited
Regd. Office : - H Block, 1st Floor,
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.
Tel : +91 022 30386286
Fax: +91 022 30376622

July 11, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 30th June, 2007

Pursuant to the Circular No.D&CC/FITIC/CIR –16/2002 dated December 31, 2002 issued by the Securities and Exchange Board of India, we forward herewith a Secretarial Audit Report dated 10th July, 2007 issued by M/s. Haribhakti & Co, Chartered Accountants for the quarter ended 30th June, 2007 as required.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

4⁄, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. ✆ : 6639 1101-4 / 2287 1099 • VBH - 2287 1806 • FAX : 2285 6237
701, RAHEJA CENTRE, 7TH FLOOR, 214, NARIMAN POINT, MUMBAI-400 021. ✆ : 91-22-3021 2800 • FAX : 91-22-2281 4834
E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

The Board of Directors
Reliance Communications Limited
H' Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by M/s. Reliance Communications Limited {formerly known as Reliance Communication Ventures Limited (hereinafter referred to as the "Company")} and its Registrar and Share Transfer Agents for issuing Certificate in accordance with Circular D&CC/FITTC/CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following :-

1	For Quarter Ended	**June 30 2007**	
2	ISIN	INE330H01018	
3	Face Value	Rs. 5/- per Equity Share	
4	Name of the Company	Reliance Communications Limited	
5	Registered Office Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710	
6	Correspondence Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710	
7	Telephone & Fax Nos.	Tel No: 022 - 3038 6286, Fax No: 022 - 3037 6622	
8	Email address	hasit.shukla@relianceada.com	
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited	
		Number of Shares	% of Total Issued Cap.
10	Issued Capital	204 46 14 990	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in '9' above *(as per company records)*	204 46 14 990	100.000
12	Held in dematerialised form in CDSL	2 02 64 511	00.991
13	Held in dematerialised form in NSDL	196 10 90 630	95.915
14	Physical	6 32 59 849	03.094
15	Total No. of Shares (12+13+14)	204 46 14 990	100.000
16	Reasons for difference if any, between. a) (10&11):	NA	
	b) (10&15):	NA	
	c) (11&15):	NA	

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below .

Particulars***	No. of Shares	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)
NIL						

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

Our Network in India : Ahmedabad, Bangalore, Bhopal, Bhubeneshwar, Chandigarh, Chennai, Goa, Hyderabad, Jaipur, Jodhpur, Kolkata, New Delhi, Patna, Pune and Vadodara.

18 Register of Members is updated (Yes / No) — [illegible]
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no 19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	21	1 423	Delay in receipt of Physical DRFs & Share Certificates from DP.
	36	2 174	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days
Total	57	3 597	
Pending for more than 21 days	1	50	Non-receipt of Physical DRFs & Share Certificates from DP
Total	1	50	

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.

Shri Hasit Shukla
Tel No.: 022 - 3038 6286
Fax No.: 022 - 3037 6622

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor

Haribhakti & Co.
Chartered Accountants
42, Free Press House,
215, Nariman Point,
Mumbai - 400 021
Tel.: 022 3004 2900
Fax.: 022 3004 2966

24 Appointment of common agency for share registry work
if yes (name & address)

Karvy Computershare Pvt. Ltd.
Plot No 17-24, Vittal Rao Nagar
Madhapur
Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc) - NA

BHUPENDRA BANGARI
PARTNER
M. No.: 42320

Place: Mumbai
Date .10/07/2007

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : - H Block, 1st Floor,
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.
Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcovl.com

Exemption File No. 82 – 35005

9th July, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following four letters dated 09th July, 2007 in the matter of compliances made under the Listing Agreement of the Stock Exchanges in India, copies of the same are enclosed herewith for your information and records.

S.No.	Clause No. of the Listing Agreement	Particulars
1	49	Corporate Governance compliance Report for the quarter ending 30th June, 2007
2	35	Quarterly Shareholding pattern for the quarter ending 30th June, 2007
3	Circular	Free Float Indices for the quarter ended 30th June, 2007 (BSE)
4	Circular	Change of Web site address of the Company

Kindly take the same on record.

Thanking You.

Your Faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As Above

Copy to:
Yusuf Safdari
Greenberg Traurig LLP
1900 University Auenue, 5th Floor
East Palo Alto, CA 94303

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Ref: SE/002/2007-08

July 9, 2007

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Compliance Report on Corporate Governance for the quarter ended 30th June, 2007**

Pursuant to Clause 49 of the Listing Agreement, we submit herewith Compliance Report on Corporate Governance for the quarter ended 30th June, 2007.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

Thanking You.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

Quarterly Compliance Report on Corporate Governance

Name of the Company: Reliance Communications Limited

Quarter ending on: 30th June, 2007

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	YES	
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	YES	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
(E) Remuneration of Directors	49 (IV E)	YES	
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	
VI. Report on Corporate Governance	49 (VI)	YES	
VII. Compliance	49 (VII)	YES	

For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Date: 9th July, 2007

Disclaimer Clause

"The information furnished above is certified by Reliance Communications Limited to be true, air and accurate(except in respect of errors in or omissions form documents filed electronically that result soley from electronic transmission errors beyond our control and in respect of which we take corrective action as soon as it is reasonably practicable after becoming aware of the error or, the omission). SEBI, the Stock Exchange or the NIC do not take any responsibility for the accuracy, validity, consistency and integrity of the data and updated by it."

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Ref: SE/002/2007-08

July 9, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Shareholding Pattern for the quarter ended 30th June, 2007**

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended 30th June, 2007.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE COMMUNICATIONS LIMITED						
Scrip Code : BSE - 532712	NSE - RCOM		As on: 30th June 2007			
Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	11	9845089	9844989	0.49	0.48
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	25	1354965971	1354944468	67.45	66.27
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**36**	**1364811060**	**1364789457**	**67.94**	**66.75**
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**36**	**1364811060**	**1364789457**	**67.94**	**66.75**
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	360	586 81 201	58195794	2.92	2.87
(b)	Financial Institutions/Banks	425	2137319	2013231	0.11	0.10
(c)	Central Government/State Governments	74	3630018	2615999	0.18	0.18
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	21	85704450	85693356	4.27	4.19
(f)	Foreign Institutional Investors	658	254961255	254836856	12.69	12.47
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1538**	**405114243**	**403355236**	**20.17**	**19.81**
(2)	**Non-Institutions**					
(a)	Bodies Corporate	8421	33838464	33117699	1.68	1.66
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	1887258	174103741	118634567	8.67	8.52
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	210	18332470	17688377	0.91	0.90
(c)	Any Other (Specify)					
1	NRIs/OCBs	17776	12663226	8031421	0.63	0.62
2	Pending Confirmation*	0	13402	0	0.00	0.00
	Sub -Total (B)(2)	**1913665**	**238951303**	**177472064**	**11.89**	**11.69**
	Total Public Shareholding B=(B)(1)+(B)(2)	**1915203**	**644065546**	**580827300**	**32.06**	**31.50**
	TOTAL (A) +(B)	**1915239**	**2008876606**	**1945616757**	**100.00**	**98.25**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**35738384**	**35738384**	**0.00**	**1.75**
	GRAND TOTAL (A)+(B)+(C)	**1915240**	**2044614990**	**1981355141**	**100.00**	**100.00**

* Physical shares pending demat confirmation.

RELIANCE COMMUNICATIONS LTD

(SHAREHOLDING PATTERN- 30.06.2007)

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Communication Private Limited	1 30 81 10 172	63.98
2	Reliance Capital Limited	1 84 61 758	0.90
3	Sonata Investments Limited	1 37 75 000	0.67
4	Reliance Innoventures Limited	1 15 29 001	0.56
5	Smt. Kokila D. Ambani	46 65 227	0.23
6	Hansdhwani Trading Company Pvt. Ltd	30 00 040	0.15
7	Shri Anil D. Ambani	18 59 171	0.09
8	Master Jaianmol A. Ambani(through Father and natural guardian Shri Anil D. Ambani)	16 69 759	0.08
9	Smt. Tina A. Ambani	16 50 832	0.08
10	Reliance General Insurance Co Ltd	90 000	0.00
11	Master Jaianshul A. Ambani (through Father and natural guardian Shri Anil D. Ambani)	100	0.00
	TOTAL	**1 36 48 11 060**	**66.75**

RELIANCE COMMUNICATIONS LIMITED
(SHAREHOLDING PATTERN - 30.06.2007)

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	72360154	3.54
2	Deutsche Bank Trust Company Amercias , As despoistary for GDR Holders	35738384	1.75
	TOTAL	108098538	5.29

RELIANCE COMMUNICATIONS LTD.

RELIANCE COMMUNICATIONS LIMITED
(SHAREHOLDING PATTERN - 30.06.2007)

I(d) Statement showing details of locked -in shares

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Communication Private Limited	205371142	10.04
TOTAL		205371142	10.04


COMMUNICA
RELIANCE

RELIANCE COMMUNICATIONS LIMITED
(SHAREHOLDING PATTERN - 30.06.2007)

II(a) Statement showing details of Depository Receipts (DRs)

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs		35738384	1.75
	TOTAL		35738384	1.75

II(b) Statement showing holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	DRs as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above)
1	Deutsche Bank Trust Company Amercias , As despoistary for GDR Holders*	GDR	35738384	1.75
	TOTAL		35738384	1.75

* Name of individual GDR holders are not available

RELIANCE COMMUNICATIONS LTD.

Exem. File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Ref: SE/002/2007-08

July 9, 2007

Shri Hitesh Porwal
Index Cell
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

Dear Sir,

Sub: Free-float Indices

We forward herewith Shareholding Pattern of the Company as of 30th June, 2007 for the purpose of Free-float Indices in prescribed Form No. A, B and C.

The same disclosure is sent to you by e-mail today at indexcell@bseindia.com

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : RELIANCE COMMUNICATIONS LIMITED

	Scrip Code	532712	Quarter Ended 30th June, 2007

Category Code	Category	No.of Shares Held	% of Shareholding
I	CONTROLLING/STRATEGIC HOLDINGS		
A	BASED IN INDIA		
1	Indian Individuals/HUFs & Relatives	98 45 089	0.48
2	Indian Corporate Bodies/ Trusts/ Partnerships	1 32 26 39 213	64.69
3	Persons Acting in Concert (also include Suppliers/ Customers)	3 23 26 758	1.58
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	1 36 48 11 060	66.75
B	BASED OVERSEAS		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	0	0.00
C	GDRs/ADRs/ ADSs	0	0.00
	Sub Total C	0	0.00
D	OTHERS (Please specify here ____________)	0	0.00
	Sub Total D	0	0.00
E	ANY OTHER SHARES LOCKED-IN (except covered above)	0	0.00
	Sub Total E	0	0.00
	Sub Total I	1 36 48 11 060	66.75

....contd

RELIANCE COMMUNICATIONS LTD.

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	BASED IN INDIA		
1	Indian Individuals HUFs	19 24 09 419	9.41
2	Indian Corporate Bodies Trusts Partnerships	3 38 38 464	1.66
3	Independent Directors & Relatives	482	0.00
4	Present Employees	26 310	0.00
5	Banks/Financial Institutions	23 71 232	0.12
6	Central/State Govt.	0	0.00
7	Central/ State Govt. Institutions	36 30 018	0.18
8	Insurance Companies	8 57 04 450	4.19
9	Mutual Funds	5 84 47 288	2.86
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	37 64 27 663	18.41
B	BASED OVERSEAS		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	2 87 124	0.01
15	Foreign Institutional Investors (SEBI-registered)	25 49 61 255	12.47
16	Non Resident Indians (Individuals)	1 23 76 102	0.61
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	26 76 24 481	13.09
C	GDRs/ADRs/ADSs	3 57 38 384	1.75
	Sub Total C	3 57 38 384	1.75
D	OTHERS (Please specify here)		
	Pending confirmation	13402	0.00
	Sub Total D	13402	0.00
	Sub Total II	67 98 03 930	33.25
	Grand Total	2 04 46 14 990	100.00

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	1 36 48 11 060	66.75
Total Free-float	67 98 03 930	33.25
Grand Total	2 04 46 14 990	100.00

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	1 74 12 52 125	85.16
Total Foreign Holding	30 33 62 865	14.84
Grand Total	2 04 46 14 990	100.00

RELIANCE COMMUNICATIONS LTD.

CONTROLLING/STRATEGIC HOLDERS

(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE COMMUNICATIONS LIMITED

	Scrip Code	532712	Quarter Ended	30th June, 2007
Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	SMT. KOKILA D. AMBANI	46 65 227	0.23	I-A-1
2	SHRI ANIL D AMBANI	18 59 171	0.09	I-A-1
3	MASTER JAIANMOL A. AMBANI (through Father and natural guardian Shri Anil D. Ambani)	16 69 759	0.08	I-A-1
4	SMT. TINA A AMBANI	16 50 832	0.08	I-A-1
5	MASTER JAIANSHUL A. AMBANI (through Father and natural guardian Shri Anil D. Ambani)	100	0.00	I-A-1
6	RELIANCE INNOVENTURES LIMITED	1 15 29 001	0.56	I-A-2
7	AAA COMMUNICATION PRIVATE LIMITED	1 30 81 10 172	63.98	I-A-2
8	HANSDHWANI TRADING COMPANY PVT. LTD.	30 00 040	0.15	I-A-2
9	RELIANCE CAPITAL LIMITED	1 84 61 758	0.90	I-A-3
10	SONATA INVESTMENTS LIMITED	1 37 75 000	0.67	I-A-3
11	RELIANCE GENERAL INSURANCE CO LTD	90 000	0.00	I-A-3
	Total	1 36 48 11 060	66.75	

RELIANCE COMMUNICATIONS LTD.

FREE-FLOAT HOLDERS

DISCLOSE ONLY HOLDINGS OF 1% & ABOVE

(List holders Categorywise)

Name of the Company : RELIANCE COMMUNICATIONS LIMITED

Scrip Code: 532712 | Quarter Ended: 30th March, 2007

Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in 1
1	LIFE INSURANCE CORPORATION OF INDIA	7 23 60 154	3.54	II-A-S	NIL
2	DEUTSCHE BANK TRUST COMPANY AMERICAS	3 57 38 384	1.75	II-C	NIL
	Total	10 80 98 538	5.29		

RELIANCE COMMUNICATIONS LTD.

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

July 9, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Change of Web site address of the Company

We wish to inform you that the Website address of the Company has been changed from "rcovl.com" to "reliancecommunications.co.in".

We request you to kindly take note of above and inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

END